UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                        SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT of 1934
                  (AMENDMENT NO.  3    )*

                  Perseptive Biosystems, Inc.
                     (NAME OF ISSUER)

               Common Stock, $.01 par value per share
                 (TITLE OF CLASS OF SECURITIES)

                       715271102
                    (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 715271102       13G          PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Rockefeller & Co., Inc.
          I.R.S. Identification No.: 13-3006584

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable           (a)       |_|
                                   (b)       |_|

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                    5      SOLE VOTING POWER
NUMBER OF                     Not applicable

SHARES              6      SHARED VOTING POWER
                              Not applicable.
BENEFICIALLY
                    7      SOLE DISPOSITIVE POWER
OWNED BY                      Not applicable

EACH REPORTING      8      SHARED DISPOSITIVE POWER
                              Not applicable.
PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Not applicable

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
          Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          Not applicable

12   TYPE OF REPORTING PERSON*
          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

                                     PAGE 3 of 5 PAGES

Item 1(a).  Name of Issuer:

            Perseptive Biosystems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            500 Old Connecticut Path
            Framingham, Massachusetts  01701

Item 2(a).  Name of Person Filing:

            Rockefeller & Co., Inc.

Item 2(b).  Address of Principal Business Office:

            30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

            New York

Item 2(d).  Title of Class of Securities:

           Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

            715271102

Item 3.     If this statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment Company registered under Section 8 of the
            Investment Company Act,

(e)  X      Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
            Security Act of 1974 or Endowment Fund;
            see 13d-(b)(1)(ii)(F),

(g)         Parent Holding Company, in accordance with
            Rule 13d-1(b)(ii)(G),

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                       PAGE 4 of 5 PAGES



Item 4.     Ownership

	    Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

	  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

            Not applicable

                                       PAGE 5 of 5 PAGES
Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

              Inasmuch as the reporting person is no longer the beneficial owner of more than 5 percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under Section 13(d) of the Securities
Act with respect to such issuer.


          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998
(Date)

/S/David A. Strawbridge
(Signature)

David A. Strawbridge, Vice President
(Name/Title)